FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 28, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 29, 2012

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS FIRST QUARTER 2012 RESULTS

Revenue growth accelerated to 35.8% year-over-year, exceeding guidance

Gross profit increased by 57.3% year-over-year

Achieved GAAP profit in the quarter

BEIJING, China, February 28, 2012 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the first quarter of fiscal year 2012 ended December 31, 2011.

First Quarter Fiscal 2012 Business and Financial Highlights:

•	Total course enrollments from continuing operations was 828,000, an increase of 62.1% from the first quarter of fiscal 2011.

•	Net revenues from continuing operations increased 35.8% over the first quarter of fiscal 2011 to US$9.9 million.

•	Gross profit from continuing operations increased 57.3% from the first quarter of fiscal 2011 to US$5.3 million.

•	Non-GAAP[1] gross profit from continuing operations increased 41.0% over the first quarter of fiscal 2011 to US$5.3 million.

•

Gross profit margin from continuing operations was 53.3%, compared to 46.0% in the first quarter of fiscal 2011. Non-GAAP gross margin from continuing operations was 53.4%, compared to 51.4% in the same period last year.

•

Operating income from continuing operations was US$0.2 million, compared to operating loss from continuing operations of US$1.4 million in the first quarter of fiscal 2011. Non-GAAP[1] operating income from continuing operations was US$0.4 million, compared to non-GAAP operating loss from continuing operations of US$0.4 million in the first quarter of fiscal 2011.

•	Net income was US$0.4 million, compared to net loss of US$1.0 million in the first quarter of fiscal 2011.

•	Non-GAAP[1] net income was US$0.5 million, compared to non-GAAP[1] net income of US$0.1 million in the first quarter of fiscal 2011.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.011 compared to basic and diluted net loss per ADS of US$0.030, for the first quarter of fiscal 2011. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were US$0.015, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.004, for the first quarter of fiscal 2011.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

•

Deferred revenue and refundable fees balance was US$15.2 million, a 45.8% increase from the balance of US$10.4 million for the fourth quarter of fiscal 2011 and a 28.3% increase from the first quarter of fiscal 2011.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report strong first quarter results with revenues exceeding our guidance and net profit on both a GAAP and non-GAAP basis. Despite the first quarter being our seasonally lowest quarter of the year, we delivered enrollment growth across our online education courses and average student payment growth for most of our online test preparation courses. As a result, total net revenues from continuing operations of our online education services increased 48.6% year-over-year. In addition, we have seen increasing contribution from our newer initiatives, demonstrating that our investment in new courses and services is beginning to pay dividends.

Our results were further supported by strong adoption of our newly launched courseware and services, including mobile learning platform, mobile learning magazines and our online high-definition courses. These new delivery channels, made possible by our growing adoption of mobile technologies and our robust online platform, provide us with an important competitive advantage and a real value-add to our students.

Our positive momentum in recent quarters confirms our belief in the merits of our strategy to realize the full potential of our unique business model. We intend to further leverage our platform in the coming months. With our deep experience in the education field and our robust online delivery platform, we are uniquely positioned to capitalize on the strong demand for high quality results based education and rapidly increasing online consumer spending in China. We believe that our business model and strategy position us well to deliver continued growth and increasing shareholder returns in the years ahead.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “This quarter’s results clearly demonstrated the scalability of our business model as our revenue growth outpaced the increase in cost and expenses despite the fact that we are still operating in an inflationary environment. We expect this margin expansion trend to continue. Simultaneously, we strongly believe in the future of online education in China and we will continue to invest prudently in new online learning models and revenue growth drivers. Going forward, we expect to maintain our non-GAAP margin from continuing operations at a level similar to or slightly better than the non-GAAP margin of fiscal year 2011.”

Fiscal First Quarter 2012 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations for the first quarter of fiscal 2012 were US$9.9 million, representing a year-over-year increase of 35.8% from US$7.3 million in the first quarter of fiscal 2011.

Online education services net revenues for the first quarter of fiscal 2012 were US$7.7 million, an increase of 48.6% from the first quarter of fiscal 2011. The increase was a result of increased revenue in accounting continuing education, accounting certificate examinations, Accounting Professional Qualification Examinations, healthcare and construction engineering courses. Such increase was partially offset by decreased revenue in self-taught higher education.

Net revenues from books and reference materials decreased by 17.9% to US$1.0 million for the first quarter of fiscal 2012 due to slower cash collection from customers in the quarter.

Net revenues from others increased by 30.8% year-over-year to US$1.2 million for the first quarter of fiscal 2012 from US$0.9 million in the corresponding period of last year. The increase was a result of increased revenue in offline business start-up training courses provided by Zhengbao Yucai and other off-line supplementary training courses. Such increase was partially offset by decreased revenue from magazine content production, courseware production and platform production services.

Cost of Sales. Cost of sales from continuing operations for the first quarter of fiscal 2012 was US$4.63 million, representing a 17.4% increase over the first quarter of fiscal 2011. Non-GAAP1 cost of sales from continuing operations for the first quarter of fiscal 2012 was US$4.61 million, an increase of 30.2% over the same period last year. The increase in cost of sales was primarily due to the increased salaries and related expenses, lecturer fees, and rent and related expenses.

Gross Profit and Gross Margin. Gross profit from continuing operations for the first quarter of fiscal 2012 was US$5.28 million, representing a 57.3% increase from US$3.4 million in the same period last year. Non-GAAP1 gross profit from continuing operations was US$5.29 million, an increase of 41.0% year-over-year. Gross profit margin from continuing operations for the first quarter of fiscal 2012 was 53.3%, compared to 46.0% in the first quarter of fiscal 2011. Non-GAAP1 gross profit margin from continuing operations for the first quarter of fiscal 2012 was 53.4%, compared to 51.4% in the same period last year. The increase in non-GAAP1 gross profit margin was primarily a result of gross profit contributed from business start-up training courses and the relatively moderate increase in salaries and related expenses, server management fee and, depreciation and amortization compared to sales, and smaller revenue contribution from our lower-margin book and reference material business. Such increase was partially impacted by the relatively higher growth in lecturer fees and rent and related expenses.

Operating Expenses. Total operating expenses from continuing operations for the first quarter of fiscal 2012 were US$5.0 million, an increase of 5.3% year-over-year. Non-GAAP1 operating expenses from continuing operations were US$4.9 million, representing a year-over-year increase of 18.8%.

Selling expenses from continuing operations amounted to US$2.87 million for the first quarter of fiscal 2012, representing a 15.1% increase year-over-year. Non-GAAP1 selling expenses from continuing operations were US$2.86 million, a 21.2% increase from the same period last year primarily as a result of increased salaries and related expenses, advertising and promotional activities, and commissions to our agents due to the increase in sales.

General and administrative expenses from continuing operations were US$2.2 million in the first quarter of fiscal 2012, representing a 5.2% year-over-year decrease. Non-GAAP1 general and administrative expenses from continuing operations were US$2.1 million, an increase of 15.7% year-over-year primarily due to the increased salaries and related expenses.

Income Tax (Expenses) Benefit. Income tax expenses for the first quarter of fiscal 2012 were US$0.09 million, compared with income tax benefit of US$0.3 million in the same period last year.

Net Income (Loss) from continuing operations attributable to China Distance Education Holdings Limited. Net income from continuing operations was US$0.4 million for the first quarter of fiscal 2012, compared to net loss of US$0.9 million in the same period last year. Non-GAAP1 net income from continuing operations for the first quarter of fiscal 2012 was US$0.5 million, compared to non-GAAP1 net income of US$0.1 million in the same period last year.

Net Loss from discontinued operations attributable to China Distance Education Holdings Limited. Net loss from discontinued operations was US$0.006 million for the first quarter of fiscal 2012, compared to net loss of US$0.1 million in the same period last year. Non-GAAP1 net loss from discontinued operations for the first quarter of fiscal 2012 was US$0.006 million, compared to non-GAAP1 net income of US$0.01 million in the same period last year.

Net Income (Loss). Net income was US$0.4 million for the first quarter of fiscal 2012, compared to net loss of US$1.0 million in the same period last year. Non-GAAP1 net income for the first quarter of fiscal 2012 was US$0.5 million, compared to non-GAAP net income of US$0.1 million in the same period last year.

Operating Cash Flow. Net operating cash inflow for the first quarter of fiscal 2012 was US$5.0 million, compared to a net operating cash inflow of US$1.4 million in the same period last year. The increase was primarily the result of increased profit generated in the quarter, decrease in accounts receivable, increase in accrued expenses and other liabilities, and higher deferred revenue and refundable fees balance resulted primarily by increased payments by our students to obtain our courses. Such increase was partially offset by increase in prepayment and other current assets, and decrease in income tax payable.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2011 decreased to US$49.7 million from US$60.3 million as of September 30, 2011 primarily due to the payment of US$15.9 million of special cash dividend and US$0.3 million of capital expenditures, partially offset by US$5.0 million of operating cash flow generated from operations in the quarter.

Second Quarter Fiscal 2012 Guidance — The Company expects to generate total net revenues from continuing operations for the second quarter of fiscal 2012 in the range of US$11.3 million to US$12.2 million, as compared to net revenues from continuing operations of US$9.0 million in the second quarter of fiscal 2011, representing a 25% to 35% year-over-year increase. This represents our current and preliminary view, which is subject to change.

Share Repurchase Program

Today, the board of directors of CDEL has approved the extension of the Company’s share repurchase program (the “Prior Repurchase Plan”) to April 28, 2013. Under the extended program, CDEL is authorized to repurchase up to US$5.84 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE, representing the unused portion of the Prior Repurchase Plan. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow CDEL to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. CDEL expects to implement this share repurchase program, in a manner consistent with market conditions and the interest of its shareholders. The board will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on February 29, 2012 to discuss its first fiscal quarter 2012 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK). The pass code is CDEL.

A telephone replay will be available shortly after the call until March 8, 2012 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). The Pass code is 48238541.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at:

http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of the fiscal year 2012 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, and impairment of purchased call option for acquisition of additional equity interest in Champion Xinlixiang that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and impairment of purchased call option for acquisition of additional equity interest in Champion Xinlixiang from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,738	41,708
Term deposit	7,839	7,944
Restricted cash	2,676	90
Accounts receivable, net of allowance for doubtful accounts of US$3,190 and US$3,241 as of September 30, 2011 and December 31, 2011, respectively	4,661	4,179
Inventories	363	448
Prepayment and other current assets	2,861	3,686
Deferred tax assets, current portion	1,556	1,562
Deferred cost	1,868	2,067
Current assets of discontinued operations	2,306	1,750

Total current assets	73,868	63,434

Non-current assets:
Property, plant and equipment, net	8,586	8,679
Goodwill	7,403	7,501
Other intangible assets, net	2,382	2,208
Deposit for purchase of non-current assets	242	320
Long term loan to employees	—	3,940
Deferred tax assets, non-current portion	668	685
Other non-current assets	729	995

Total non-current assets	20,010	24,328

Total assets	93,878	87,762

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,738 and US$6,808 as of September 30, 2011 and December 31, 2011, respectively)	6,514	7,556
Dividend payable (including dividend payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2011 and December 31, 2011, respectively)	—	348
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,170 and US$1,855 as of September 30, 2011 and December 31, 2011, respectively)	2,329	1,819
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,848 and US$11,858 as of September 30, 2011 and December 31, 2011, respectively)	7,861	12,251
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,580 and US$2,971 as of September 30, 2011 and December 31, 2011, respectively)	2,580	2,971
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,860 and US$1,384 as of September 30, 2011 and December 31, 2011, respectively)	1,860	1,384

Total current liabilities	21,144	26,329

Total liabilities	21,144	26,329

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2011 and December 31 2011, respectively; Authorized – 480,000,000 shares at September 30, 2011 and December 31 2011; Issued and outstanding – 127,800,673 and 135,554,161 shares at September 30, 2011 and December 31 2011, respectively)	13	14
Additional paid-in capital	78,804	66,569
Accumulated other comprehensive income	4,221	4,787
Cumulative deficits	(10,304)	(9,937)

Total China Distance Education Holdings Limited shareholders’ equity	72,734	61,433

Total equity	72,734	61,433

Total liabilities and equity	93,878	87,762

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2010	2011

Sales, net of business tax, value-added tax and related surcharges:
Online education services	5,209	7,741
Books and reference materials	1,165	957
Others	921	1,205

Total net revenues	7,295	9,903

Cost of sales
Cost of services	(3,397)	(4,056)
Cost of tangible goods sold	(544)	(571)

Total cost of sales	(3,941)	(4,627)

Gross profit	3,354	5,276

Operating expenses
Selling expenses	(2,493)	(2,869)
General and administrative expenses	(2,297)	(2,177)

Total operating expenses	(4,790)	(5,046)
Other operating income	9	2

Operating income (loss)	(1,427)	232

Interest income	148	244
Exchange loss	(24)	(17)

Income (loss) before income taxes	(1,303)	459
Less: Income tax (expense) benefit	267	(86)

Net income (loss) from continuing operations	(1,036)	373
Net loss of continuing operations attributable to noncontrolling interest	135	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(901)	373

Net loss from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(141)	(6)

Net income (loss) attributable to China Distance Education Holdings Limited	(1,042)	367

Net income (loss) per share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.007)	0.003
Basic from discontinued operations	(0.001)	0.000

Basic	(0.008)	0.003

Diluted from continuing operations	(0.007)	0.003
Diluted from discontinued operations	(0.001)	0.000

Diluted	(0.008)	0.003

Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	(0.026)	0.011
Basic from discontinued operations	(0.004)	0.000

Basic	(0.030)	0.011

Diluted from continuing operations	(0.026)	0.011
Diluted from discontinued operations	(0.004)	0.000

Diluted	(0.030)	0.011

Weighted average shares used in calculating net income (loss) per share:
Basic	136,901,041	130,075,371
Diluted	136,901,041	130,089,977

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31
	2010	2011

Cost of sales	3,941	4,627
Share-based compensation expense in cost of sales	397	13
Non-GAAP cost of sales	3,544	4,614

Selling expenses	2,493	2,869
Share-based compensation expense in selling expenses	135	10
Non-GAAP selling expenses	2,358	2,859

General and administrative expenses	2,297	2,177
Share-based compensation expense in general and administrative expenses	503	102
Non-GAAP general and administrative expenses	1,794	2,075

Gross profit	3,354	5,276
Share-based compensation expenses	397	13
Non-GAAP gross profit	3,751	5,289

Gross profit margin	46.0%	53.3%
Non-GAAP gross profit margin	51.4%	53.4%

Operating income (loss)	(1,427)	232
Share-based compensation expenses	1,035	125
Non-GAAP operating income (loss)	(392)	357

Operating margin	(19.6%)	2.3%
Non-GAAP operating margin	(5.4%)	3.6%

Net income (loss) attributable to China Distance Education Holdings Limited	(901)	373
Share-based compensation expenses	1,035	125
Non-GAAP net income attributable to China Distance Education Holdings Limited	134	498

Net income margin attributable to China Distance Education Holdings Limited	(12.4%)	3.8%
Non-GAAP net income margin attributable to China Distance Education Holdings Limited	1.8%	5.0%

Net income (loss) per share—basic	(0.007)	0.003
Net income (loss) per share—diluted	(0.007)	0.003
Non-GAAP net income per share—basic	0.001	0.004
Non-GAAP net income per share—diluted	0.001	0.004

Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.026)	0.011
Net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.026)	0.011
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.004	0.015
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.004	0.015

Weighted average shares used in calculating basic net income (loss) per share	136,901,041	130,075,371
Weighted average shares used in calculating diluted net income (loss) per share	136,901,041	130,089,977
Weighted average shares used in calculating basic non-GAAP net income per share	136,901,041	130,075,371
Weighted average shares used in calculating diluted non-GAAP net income per share	136,989,839	130,089,977

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from discontinued operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three months Ended December 31
	2010	2011

Net loss attributable to China Distance Education Holdings Limited	(141)	(6)
Impairment of purchased call option (net, tax effect US$51 and nil for three months ended December 31, 2010 and 2011, respectively)	151	—
Non-GAAP net (loss) income attributable to China Distance Education Holdings Limited	10	(6)

Net loss per share—basic	(0.001)	0.000
Net loss per share—diluted	(0.001)	0.000
Non-GAAP net (loss) income per share—basic	0.000	0.000
Non-GAAP net (loss) income per share—diluted	0.000	0.000

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.004)	0.000
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.004)	0.000
Non-GAAP net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.000	0.000
Non-GAAP net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.000	0.000

Weighted average shares used in calculating basic net loss per share	136,901,041	130,075,371
Weighted average shares used in calculating diluted net loss per share	136,901,041	130,075,371
Weighted average shares used in calculating basic non-GAAP net (loss) income per share	136,901,041	130,075,371
Weighted average shares used in calculating diluted non-GAAP net (loss) income per share	136,989,839	130,075,371

Note 1: Each ADS represents four ordinary shares